THE SLEEPING NEGRO LLC

FINANCIAL STATEMENTS

AS OF
AUGUST 28, 2019

THE SLEEPING NEGRO LLC
INDEX TO FINANCIAL STATEMENTS

THE SLEEPING NEGRO LLC
BALANCE SHEETS
FROM AUGUST 1ST, 2019 TO AUGUST 30TH, 2019

Assets

Current Assets		-
Cash	$	200
Total Assets	$	-

Liabilities and Member's Equity

Current Liabilities

Loan from member	1,790
State Tax Payable	800
Total liabilities	2,590

Commitments and contingencies (Note 3)	-

Member's Equity	(2,390)
Total liabilities and member's equity	$ -

THE SLEEPING NEGRO LLC
INCOME STATEMENT
FROM AUGUST 1ST, 2019 TO AUGUST 30TH, 2019

Operating Income

    Revenue $ -

Operating Expense

    Organization expense $ 70

    Marketing expense $ 1,720

Operating Income (Loss) $ (1,790)

    Other Income/expenses $ 200

Operating Income (Loss) $ (1,590)

Income (Loss) from Continuing

Operation before income taxes $ (1,590)

Provision for state income tax $ 800

Net Income (Loss) $ (2,390)

THE SLEEPING NEGRO LLC
STATEMENT OF CASH FLOWS
FROM AUGUST 1ST, 2019 TO AUGUST 30TH, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (Loss)	$ (2,390)
Net cash provided by operating activities	-
Short Term Debt (Loan from member)	$ 2,390
Increase (decrease) in cash and cash equivalents	
Cash investment	$ 200
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	$ 200
Supplemental disclosures of cash flow information:	-
Cash paid for interest	$ -
Cash paid for income taxes	$ -

THE SLEEPING NEGRO LLC
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS
The Sleeping Negro LLC was formed on August 8th, 2019 ("Inception") in the State of California. The Company is planning to engage in business of the production of Skinner Myers' new feature film currently titled The Sleeping Negro. As of this reporting date, no other business activities have begun except incurred organizational costs.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of California.

The Company's first federal tax filing will be due in early 2020.

Cash and Cash Equivalents

Cash and Cash equivalents consist of the following:	2019
Cash in bank- Citibank	$ 200

Revenue Recognition

Revenue is recognized as earned.

NOTE 3 – COMMITMENTS AND CONTINGENCIES
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 4 - MEMBERS' EQUITY
As of reporting date, the Company has no contributions from members.

NOTE 5 - RELATED PARTY TRANSACTIONS
Member made loans to the Company for incorporation and organizational costs and the total amount was $2390.00.

The Company has no other reportable related party transactions except above stated transactions of loans from the member.

NOTE 6 – SUBSEQUENT EVENTS
Management of the Company has evaluated material events or transactions subsequent to August 8, 2019 through August 28, 2019, the date these financial statements were available to be issued, and determined that there was no material subsequent event that would be reported in the financial statements.